October 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Carlos Pacho

Robert S. Littlepage

Joseph Cascarano

Re:

Ubiquiti Networks, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2015

Filed August 21, 2015

File No. 001-35300

Gentlemen:

This letter is being sent in response to the comments of the staff of the Securities and Exchange Commission set forth in your letter dated October 6, 2015. Ubiquiti Networks, Inc. (the “Company”) is in the process of reviewing your comments and, as discussed with Mr. Littlepage by telephone, requests an extension of the time to respond because the Company is currently in the process of preparing for filing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. The Company will provide a substantive response to your comments by November 9, 2015.

Sincerely,

/s/ Hartley Nisenbaum

Hartley Nisenbaum

Interim Chief Financial Officer
Executive Vice President of Operations & Legal Affairs

2580 Orchard Parkway • San Jose, CA 95131 • USA • www.ubnt.com